

January 26, 2021

Steve Rai
Chief Financial Officer
Blackberry Limited
2200 University Ave East
Waterloo, ON N2K 0A7,
Canada

>      **Re: Blackberry Ltd.**
>      **Form 10-K for Fiscal Year Ended February 29, 2020**
>      **Filed April 7, 2020**
>      **Form 10-Q for Quarterly Periods Ended November 30, 2020**
>      **Filed September 24, 2020**
>      **File No. 001-38232**

Dear Mr. Rai:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 29, 2020

Management Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 32

1.    We note your purchase accounting adjustments related to "Software deferred revenue acquired," and "Software deferred commission expense acquired," in many of your adjusted non-GAAP measures, including adjusted revenue, adjusted net income and adjusted EBITDA. Considering your deferred revenue and commission expense were adjusted to fair value at the time of acquisition pursuant to GAAP, these non-GAAP adjustments intended to eliminate the impact of purchase accounting substitute individually tailored recognition and measurement methods for those of GAAP. Please tell us how you considered the guidance of Question 100.04 of the Division's Non-GAAP

C&DIs and Rule 100(b) of Regulation G when presenting these measures.

Form 10-Q for Quarterly Periods Ended November 30, 2020

Note 3. Fair Value Measurements, Cash, Cash Equivalents and Investments
Goodwill Impairment, page 15

2. We note you recorded a $594 million goodwill impairment charge related to the BlackBerry Spark reporting unit during the quarter ended May 31, 2020. In order to provide investors with information to better assess the probability of future goodwill impairment charges, please disclose, if accurate, that the estimated fair values of the reporting units you quantitatively tested for impairment substantially exceeded their carrying values. For any reporting unit whose estimated fair value did not substantially exceed its carrying value, please provide the following additional disclosures:
   - The percentage by which fair value exceeded carrying value at the date of the most recent test;
   - The amount of goodwill allocated to the reporting unit;
   - A description of key assumptions used and how they were determined;
   - A discussion of the degree of uncertainty associated with key assumptions and a sensitivity analysis of the impact of changes in key assumptions; and
   - A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

   Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

   Sincerely,

   Division of Corporation Finance
   Office of Technology